FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of    February 2008

Commission File Number   000-51016

EXETER RESOURCE CORPORATION

Suite 1260, 999 West Hastings Street
Vancouver, B.C., Canada
V6C 2W2
604.688.9592

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release: NR 08-05

DRILLING ON THE ESCONDIDA VEIN SYSTEM AT CERRO MORO RETURNS MORE HIGH GRADE MINERALIZATION

Vancouver, B. C., February 12, 2008 – Exeter Resource Corporation (AMEX:XRA, TSX-V:XRC, Frankfurt: EXB – “Exeter” or the “Company”) reports that diamond drilling, within and along strike of the high grade gold-silver Escondida Vein structure at Cerro Moro, continues to intersect high grades below shallow low grade mineralization.

Significant results from four new drill holes, which continue to expand mineralization within the 1,600 metre (5, 250 feet) long vein structure, include the following:

•

6.8 metres (“m”) (22.3 feet) from a down hole depth of 74.0 m (242.8 feet) at a gold equivalent grade* of 48.1 grams per tonne (“g/t”) (1.39 oz/ton), comprising 22.2 g/t gold (0.64 oz/ton) and 1,555 g/t silver (45.09 oz/ton), including

2.0 m (6.6 feet) from a down hole depth of 77.0 m (252.6 feet) at gold equivalent grade* of 140.9 g/t (4.09 oz/ton) comprising 64.7 g/t gold (1.88 oz/ton) and 4,570 g/t silver (132.53 oz/ton), in hole MD221;

•

1.5 m (4.9 feet) from a down hole depth of 196.5m (644.7 feet) at a gold equivalent grade* of 33.2 g/t (0.96 oz/ton), comprising 15.6 g/t gold (0.45 oz/ton) and 1,057 g/t silver (30.65 oz/ton), in hole MD226;

•

4.1 m (13.5 feet) from a down hole depth of 78.0 m (255.9 feet) at a gold equivalent grade* of 30.5 g/t (0.88 oz/ton), comprising 16.1 g/t gold (0.47 oz/ton) and 865 g/t silver (25.08 oz/ton), including

0.6 m (2.0 feet) from a down hole depth of 80.8 m (265.1 feet), at gold equivalent grade* of 168.6 g/t (4.89 oz/ton), comprising 93.0 g/t gold (2.70 oz/ton) and 4,535 g/t silver (131.51 oz/ton), in hole MD228; and

•

1.0 m (3.3 feet) from a down hole depth of 152.1 m (499.0 feet) at a gold equivalent grade* of 40.6 g/t (1.18 oz/ton), comprising 18.2 g/t gold (0.53 oz/ton) and 1,349 g/t silver (39.12 oz/ton), in hole MD229.

*

Note: Gold equivalent grade is calculated by dividing the silver assay result by 60, adding it to the gold value and assuming 100% metallurgical recovery. Troy ounces/short ton is calculated by multiplying grams per metric tonne by 0.029 and rounded to 2 decimal places. All intervals calculated at a 0.5 g/t gold cut-off.

Exeter’s President, Bryce Roxburgh, commented: “Drilling on the Escondida vein structure is increasing our confidence in the continuity of the high grade mineralization. In the latest drilling (drill hole MD228), we have again discovered high grade mineralization below shallow low grade mineralization. This not only enhances the potential high grade resource in the Escondida Vein system but also provides significant upside to Cerro Moro as a whole.

“Many of the veins on the Cerro Moro property are low grade near surface, and were assigned a low priority. As we now have no hesitation in drilling below low grade mineralization on the Escondida Vein, we are starting to re-prioritise targets elsewhere on this large property.

“We have caught up on the backlog of assaying from some 60 drill holes completed, but not assayed through the months of August to October. The turnaround time from drilling to receipt of assays is now approximately 4 weeks.”

Drilling Detail

Drill holes MD221 and MD229 intersected new areas of high grade mineralization within the main section of the Escondida vein.

Drill hole MD226, a further step-back (deeper) hole on the drill section reported in the news release 08-01 dated January 15, 2008, has extended mineralization to a depth greater than 150 metres from surface.

Drill hole MD233, which successfully intersected higher grades over a greater width, was drilled 60 m (196.8 feet) behind an earlier low grade drill hole (MD224), to investigate the potential for ‘blind’ high grade mineralization at depth.

Drill hole MD228 was drilled 45 m (147.6 feet) behind MD123, a low grade hole that intersected 4.26 m (14.0 feet) at a gold equivalent grade* of 5.3 g/t (0.15 oz/ton) from a down hole depth of 32.7 m (107.3 feet). The high grade result from MD228 increases the continuity of known mineralization, and provides another example of a high grade drill intersection beneath low grade near-surface mineralization. Additional drilling is currently in progress around this drill hole.

Preliminary step out reverse circulation drilling has now been completed in the 250 m long untested area between the new Escondida Western mineralization and the main section of the Escondida vein. Results are awaited.

Drill Hole	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Gold Equivalents* (g/t) (oz/ton)
MD221§	62.0	64.0	2.0	7.6	165	10.4	0.30
including	63.0	64.0	1.0	14.7	316	19.9	0.58
and	74.0	80.8	6.8	22.2	1,555	48.1	1.39
including	77.0	79.0	2.0	64.7	4,570	140.9	4.09
MD226	196.5	202.0	5.5	4.3	252	8.5	0.25
including	196.5	198.0	1.5	15.6	1,057	33.2	0.96
including	197.7	198.0	0.3	35.8	2,470	76.9	2.23
MD228	78.0	82.1	4.1	16.1	865	30.5	0.88
including	80.8	81.4	0.6	93.0	4,535	168.6	4.89
MD229	149.3	154.6	5.3	4.5	368	10.7	0.31
including	152.1	153.1	1.0	18.2	1,349	40.6	1.18
MD233	173.7	175.4	1.7	4.4	326	9.8	0.28
including	173.7	174.0	0.3	9.9	658	20.9	0.61
and	174.8	175.1	0.3	7.6	786	20.7	0.60
MRC159	11.0	14.0	3.0	1.1	5	1.2	0.03
MRC161	45.0	46.0	1.0	1.1	20	1.5	0.04
and	61.0	62.0	1.0	1.3	84	2.7	0.08
MRC162	76.0	77.0	1.0	1.3	74	2.5	0.07

§	Although MD221 is designated as a diamond drill hole, the first 80 m of this hole (and thus the majority of the intersection quoted) represents a reverse circulation percussion pre-collar.

NOTE: All intervals calculated at a 0.5 g/t gold cut-off.

To enlarge the above map, please click on it.

Quality Control and Assurance

Drill widths presented above are drill intersection widths and may not represent the true widths of mineralization.

Gold assay results presented above are preliminary and have been calculated using a 0.5 g/t gold cut-off grade, with no cutting of high grades. Reverse circulation drill samples are collected using a cyclone in one metre intervals; most samples are then composited into three metre samples. All diamond drill core samples are split on regular metre intervals or on geological contacts and represent sawn half HQ-size core. Samples were prepared at the ALS Chemex preparation facility in Mendoza and assayed by fire assay (50 gram charge) at the ALS Chemex laboratory in Chile, both ISO-9001:2000 certified laboratories.

Check assaying of all samples assaying greater than 1.0 g/t gold is completed by ALS Chemex. Samples returning greater than 10 g/t gold and/or greater than 100 g/t silver are assayed using gravimetric analyses. Standard and blank samples are used throughout the sample sequence as checks for the diamond drilling reported in this release. Standard, blank and duplicate samples are used throughout the sample sequence as checks for the reverse circulation drilling.

Assaying by the screen fire assay method has been implemented in conjunction with standard 50 gram fire assaying, for diamond drill cores that contain visible gold. The procedure for screen fire assaying involves crushing and sieving of a nominal 1,000 gram sample to a particle size of 100 microns. All material which does not pass through the 100 micron sieve is then assayed. Two fire assays are undertaken on the undersize material as a check on homogeneity. The total gold content is then calculated.

Matthew Williams, Exeter’s Exploration Manager and a “qualified person” within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

Caspiche Project Update

Two rigs are drilling at Caspiche, Chile. Drill hole CSD14, was completed yesterday at a depth of approximately 750 metres, terminating in “porphyry type” mineralization when the rig exhausted its supply of drill rods. Drill hole CSD15 is currently at a depth of 250 metres, having intersected porphyry type mineralization from a depth of approximately 65 metres.

This week, a number of investors/analysts will visit the Cerro Moro and Caspiche properties where they will have the opportunity to view drill cores. As no assays are available from 2008 drilling at Caspiche, we consider it virtually impossible to predict gold-copper grades at this time.

About Exeter

Exeter Resource Corporation is a Canadian mineral exploration company focused on the discovery and development of gold and silver properties in South America.

The Cerro Moro Gold-Silver Project (100% owned by Exeter) in Santa Cruz Province, Argentina is generating high grade to ‘bonanza grade’ drilling results within an extensive epithermal vein system, located 130 kilometres (80 miles) east of the Cerro Vanguardia gold mine. Drilling will continue through 2008 using as a minimum three drill rigs. Our focus is to establish a high grade gold-silver resource amenable to open pit mining.

The Company currently has two diamond rigs drilling its Caspiche gold porphyry project in Chile, located between the Refugio mine (Kinross Mining Corp) and the giant Cerro Casale gold project (Barrick Gold Corp and Kinross Mining Corp).

As a result of recent political developments in Mendoza Province, Argentina, the further development of the advanced Don Sixto Gold Project has been put on hold. The Company has filed suit in the Mendoza Courts to challenge the constitutionality of new legislation, which has the effect of banning conventional mining in the province. The Company will continue to work with authorities in Mendoza, and with representatives of other mining companies, to effect legislative amendment.

In 2008, Exeter plans to explore other gold-silver targets in prospective regions of Patagonian Argentina and Chile. The Company gained a broad foothold in the region through separate strategic alliances with Cerro Vanguardia S.A. (an AngloGold Ashanti subsidiary), and Rio Tinto Mining and Exploration Chile.

You are invited to visit the Exeter web site at www.exeterresource.com.

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President and CEO

For further information, please contact: B. Roxburgh, President or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1260, 999 West Hastings St. Vancouver, BC Canada V6C2W2 exeter@exeterresource.com

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the Company’s belief as to the timing of its drilling programs and exploration results. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to vary from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from the forward-looking statements include, among others, risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters of the Company with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Company’s common share price and volume; and tax consequences to U.S. investors; and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the financial year ended December 31, 2006, dated April 2, 2007 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION (Registrant)

February 20, 2008	By: /s/ Cecil Bond Cecil Bond Chief Financial Officer